UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92847A20 0

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Great Hill Investors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 19,489
	9.	Sole dispositive power 0
	10.	Shared dispositive power 19,489
11.	Aggregate amount beneficially owned by each reporting person 19,489
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.06%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Great Hill Equity Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,398,828
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,398,828
11.	Aggregate amount beneficially owned by each reporting person 4,398,828
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.04%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Great Hill Partners GP III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,398,828
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,398,828
11.	Aggregate amount beneficially owned by each reporting person 4,398,828
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.04%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. GHP III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,398,828
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,398,828
11.	Aggregate amount beneficially owned by each reporting person 4,398,828
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.04%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Great Hill Equity Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,306,497
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,306,497
11.	Aggregate amount beneficially owned by each reporting person 2,306,497
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.86%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Great Hill Partners GP IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,306,497
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,306,497
11.	Aggregate amount beneficially owned by each reporting person 2,306,497
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.86%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. GHP IV, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,306,497
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,306,497
11.	Aggregate amount beneficially owned by each reporting person 2,306,497
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.86%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Matthew T. Vettel
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,724,814
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,724,814
11.	Aggregate amount beneficially owned by each reporting person 6,724,814
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.86%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Christopher S. Gaffney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,724,814
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,724,814
11.	Aggregate amount beneficially owned by each reporting person 6,724,814
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.86%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. John G. Hayes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,724,814
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,724,814
11.	Aggregate amount beneficially owned by each reporting person 6,724,814
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.86%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Michael A. Kumin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC / PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 20,630
	8.	Shared voting power 6,705,325
	9.	Sole dispositive power 20,630
	10.	Shared dispositive power 6,705,325
11.	Aggregate amount beneficially owned by each reporting person 6,725,955
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.86%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 92847A20 0

1.	Names of reporting persons. Mark D. Taber
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,705,325
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,705,325
11.	Aggregate amount beneficially owned by each reporting person 6,705,325
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.80%
14.	Type of reporting person (see instructions) IN

Introductory Note

The purpose of this Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is to add Michael A. Kumin and Mark D. Taber as Reporting Persons, in connection with their positions as members of the executive and investment committees of GHP III, LLC and GHP IV, LLC.

This Amendment No. 8 amends and supplements the Schedule 13D filed on March 23, 2010, as amended on May 3, 2010, May 11, 2010, May 25, 2010, July 15, 2010, October 12, 2010, October 13, 2010 and February 21, 2012 (the “Filing,” and together with this Amendment No. 8, the “Statement”), relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used but not defined in this Amendment No. 8 have the respective meanings set forth in the Filing.

Item 2.	Identity and Background

The first two paragraphs of Item 2 are amended and restated in their entirety as follows:

This Statement is being filed on behalf of the following individuals and entities (the “Reporting Persons”): (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners III, L.P., a Delaware limited partnership (“GHEP III”); (iii) Great Hill Equity Partners IV, L.P., a Delaware limited partnership (“GHEP IV,” together with GHI and GHEP III, the “Funds”); (iv) Great Hill Partners GP III, L.P., a Delaware limited partnership (“GHEPIIIGP”); (v) GHP III, LLC, a Delaware limited liability company (“GHPIII”); (vi) Great Hill Partners GP IV, L.P., a Delaware limited partnership (“GHEPIVGP”); (vii) GHP IV, LLC, a Delaware limited liability company (“GHPIV,” together with the Funds, GHEPIIIGP, GHPIII, and GHEPIVGP, the “Great Hill Entities” ); (viii) Christopher S. Gaffney (“Gaffney”); (ix) Matthew T. Vettel (“Vettel”); (x) John G. Hayes (“Hayes”); (xi) Michael A. Kumin (“Kumin”); and (xii) Mark D. Taber (“Taber,” together with Gaffney, Vettel, Hayes, and Kumin, the “Controlling Persons”). Each Controlling Person is a citizen of the United States.

Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. GHEPIIIGP, GHPIII, GHEPIVGP and GHPIV are principally engaged in the business of acting as general partner or other authorized person of, investment funds engaged in private equity and other investments. GHEPIIIGP is the sole general partner of GHEP III and GHPIII is the sole general partner of GHEPIIIGP. GHEPIVGP is the sole general partner of GHEP IV and GHPIV is the sole general partner of GHEPIVGP. Hayes, Gaffney and Vettel are managers of GHI, GHPIII and GHPIV and the principal occupation of Hayes, Gaffney and Vettel is to act as managers of GHI, GHPIII and GHPIV. Kumin and Taber are members of the executive and investment committees of GHPIII and GHPIV. The principal business office of the Great Hill Entities and the Controlling Persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

Item 3.	Source and Amount of Funds or Other Consideration

A third paragraph is added to Item 3 as follows:

As of March 26, 2013, Kumin is the record owner 20,630 shares of Common Stock (the “Kumin Personal Shares”). In addition, as of March 26, 2013, Gaffney and Kumin have received options to purchase an aggregate 40,000 shares of Common Stock (the “Option Shares”), in connection with their service as directors of the Issuer. Pursuant to the terms of the limited partnership agreements of GHEP III and GHEP IV, such Option Shares are treated for all purposes as owned by GHEP III and GHEP IV.

Item 5.	Interest in Securities of the Issuer

The first and second paragraph of Item 5 are amended and restated in their entirety as follows:

(a) Based upon the number of shares of Common Stock outstanding as of February 27, 2013 (as reported in the Issuer’s annual report for the year ended December 31, 2012 filed with the Securities Exchange Commission on March 4, 2013) and giving effect to the exercise of the Option Shares and the warrants described in Item 6 of Amendment No. 7 to this Schedule 13D filed on February 21, 2012: (i) GHI directly beneficially owns an aggregate of 19,489 shares of Common Stock (including warrants to purchase 939 shares of Common Stock ), representing approximately 0.06% of the shares of Common Stock; (ii) GHEP III directly beneficially owns an aggregate of 4,398,828 shares of Common Stock (including warrants to purchase 210,689 shares of Common Stock and options to purchase 26,241 shares of Common Stock), representing approximately 13.04% of the shares of Common Stock; (iii) GHEP IV directly beneficially owns an aggregate of 2,306,497 shares of Common Stock (including warrants to purchase 110,473 shares of Common Stock and options to purchase 13,759 shares of Common Stock), representing approximately 6.86% of the shares of Common Stock; (iv) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 13.04% of the shares of Common Stock; (v) GHPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 13.04% of the shares of Common Stock; (vi) GHEPIVGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV, representing approximately 6.86% of the shares of Common Stock; (vii) GHPIV may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV and that may be deemed indirectly beneficially owned by GHEPIVGP, representing approximately 6.86% of the shares of Common Stock; (viii) each of Hayes, Gaffney and Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GHPIII and GHPIV, representing approximately 19.86% of the Common Stock; (ix) Kumin directly beneficially owns 20,630 shares of Common Stock, and may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHPIII and GHPIV, representing approximately 19.86% of the Common Stock; and (x) Taber may be deemed to indirectly beneficially own the Shares of Common Stock beneficially owned by GHPIII and GHPIV, representing approximately 19.80% of the Common Stock. Except to the extent of their pecuniary interest therein (and with respect to Kumin, his sole, direct beneficial ownership of the Kumin Personal Shares), each Controlling Person, GHPIII , GHPIV, GHEPIIIGP, and GHEPIVGP disclaims beneficial ownership of the Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote: See Line 7 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 8 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 9 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 10 of cover sheets

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 26, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: March 26, 2013

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By:	GREAT HILL PARTNERS GP III, L.P., its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By:	GREAT HILL PARTNERS GP IV, L.P., its General Partner

By:	GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By:	GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of March 26, 2013, by and among the Reporting Persons.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as of March 26, 2013, the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) with respect to common stock, par value $0.001 per share, of Spark Networks, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By:	GREAT HILL PARTNERS GP III, L.P., its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By:	GREAT HILL PARTNERS GP IV, L.P., its General Partner

By:	GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By:	GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact